SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

MF GLOBAL LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Shares, Par Value $1.00 Per Share

With an Exercise Price Equal to $30.00 Per Share

(Title of Class of Securities)

G60642108

(CUSIP Number of Class of Securities (Underlying Common Shares))

Laurie R. Ferber, Esq.

717 Fifth Avenue

New York, NY 10022

(212) 589-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

David B. Harms, Esq.

Catherine M. Clarkin, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$4,001,521	$223.28

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated assuming that all outstanding options to purchase common shares of MF Global Ltd. that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 5,130,155 common shares of MF Global Ltd. and have an aggregate value of $0.78 as of October 1, 2009, calculated using a Black-Scholes option pricing model.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by MF Global Ltd., an exempted company incorporated under the laws of Bermuda (the “Company”), to exchange certain outstanding share options to purchase up to an aggregate of 5,130,155 of the Company’s common shares, par value $1.00, that were granted at the time of the Company’s initial public offering in July 2007 and have an exercise price of $30.00 per share (the “Eligible Share Options”). The Eligible Share Options may be exchanged for a substantially lesser number of restricted share units, based on an exchange ratio equal to 11.6 to 1 (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Share Options for Restricted Share Units, dated October 7, 2009 (the “Offer to Exchange”). Employees who are eligible for the Offer include all of the active employees of the Company and its subsidiaries employed in the United States, Hong Kong, India, Singapore, Switzerland, Taiwan, the United Arab Emirates and the United Kingdom, and who remain employed through the expiration time of the Offer, which is expected to be 4:59 p.m. Eastern Time on November 10, 2009 (“Eligible Employees”). The Company’s executive officers and members of its board of directors are not eligible to participate in the Offer. The restricted share units will be granted under, and will be governed by the terms and conditions of the Company’s Amended and Restated 2007 Long Term Incentive Plan (the “LTIP”) and a restricted share unit award agreement entered into thereunder, and any country-specific terms and conditions set forth in an appendix to the restricted share unit award agreement or the LTIP. The Company’s obligation to accept for exchange, and to exchange for, any Eligible Share Options validly tendered pursuant to the Offer is subject to satisfaction of all the conditions described in the Offer to Exchange. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule TO incorporates by reference certain sections of the Offer to Exchange specified below in response to Items 1 through 4, Items 6 through 8 and Items 10 through 11 of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange in the section entitled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is MF Global Ltd., an exempted company incorporated under the laws of Bermuda, and the address of its principal executive offices is 717 Fifth Avenue, New York, New York 10022. The telephone number of its principal executive offices is (212) 589-6200.

(b) Securities. The subject class of securities consists of the Eligible Share Options. As of the date of this filing, options to purchase approximately 5,130,155 of the Company’s common shares were eligible for exchange in the Offer. The actual number of restricted share units to be provided upon exchange in the Offer will depend on the number of Eligible Share Options tendered by Eligible Employees and accepted for exchange.

(c) Trading Market and Price. The information set forth in the Offer to Exchange in the section “Price Range of Shares Underlying the Share Options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Names and Address. The Company is the issuer and the filing person. The Company’s business address and phone number are set forth in Item 2 above of Schedule TO. The Company’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the telephone number of the registered office is (441) 296-1274. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i)	The information set forth in the Offer to Exchange in the sections entitled “Summary Term Sheet and Questions and Answers” and “Types of Awards Granted in the Share Option Exchange Program; Number of Restricted Share Units; Expiration Time; Material Differences Between Share Options and Restricted Share Units” is incorporated herein by reference.

(ii) – (iii)	The information set forth in the Offer to Exchange in the sections entitled “Summary Term Sheet and Questions and Answers” and “Source and Amount of Consideration; Terms of Restricted Share Units” is incorporated herein by reference.

(iv)	Not applicable.

(v)	The information set forth in the Offer to Exchange in the sections entitled “Summary Term Sheet and Questions and Answers” and “Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(vi) – (vii)	The information set forth in the Offer to Exchange in the sections entitled “Summary Term Sheet and Questions and Answers”, “Procedures for Electing to Exchange Share Options” and “Withdrawal Rights and Change of Election” is incorporated herein by reference.

(viii)	The information set forth in the Offer to Exchange in the sections entitled “Summary Term Sheet and Questions and Answers” and “Acceptance of Share Options for Exchange; Grant of Restricted Share Units” is incorporated herein by reference.

(ix)	Not applicable.

(x)	The information set forth in the Offer to Exchange in the sections entitled “Summary Term Sheet and Questions and Answers — How do restricted share units differ from share options?” and “Types of Awards Granted in the Share Option Exchange Program; Number of Restricted Share Units; Expiration Time; Material Differences Between Share Options and Restricted Share Units” is incorporated herein by reference.

(xi)	The information set forth in the Offer to Exchange in the sections entitled “Summary Term Sheet and Questions and Answers” and “Status of Share Options Acquired by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

(xii)	The information set forth in the Offer to Exchange in the sections entitled “Summary Term Sheet and Questions and Answers”, “Material Income Tax Considerations” and Schedule C-I to the Offer of Exchange is incorporated herein by reference.

(2) Mergers and Similar Transactions.

(i) – (vii)	Not applicable.

(b) Purchases. The Company’s executive officers and members of the board of directors are not eligible to participate in the share option exchange. The information set forth in the Offer to Exchange in the section entitled “Interests of Directors and Executive Officers; Transaction and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The Company has entered into the following agreements in connection with its securities:

1) Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, filed on July 6, 2007 as Exhibit 4.3 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended, incorporated herein by reference. A description of the material provisions of the Rights Agreement is set forth in the Company’s Registration Statement on Form F-1 filed on July 6, 2007, and is also incorporated herein by reference.

2) Amendment No. 1 to the Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, filed on June 13, 2008 as Exhibit 4.5 to the Company’s Annual Report on Form 10-K, incorporated herein by reference.

3) Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd., filed on May 31, 2007 as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended, incorporated herein by reference. A description of the material provisions of the Master Separation Agreement is set forth in the Company’s Registration Statement on Form F-1 filed on May 31, 2007, and is also incorporated herein by reference.

4) Form of Registration Rights Agreement by and between the Company and J.C. Flowers II L.P., filed on June 13, 2008 as Exhibit 4.6 to the Company’s Annual Report on Form 10-K, incorporated herein by reference. A description of the material provisions of the Registration Rights Agreement is set forth in the Company’s Current Report on Form 8-K filed on May 23, 2008, and is also incorporated herein by reference.

5) Investment Agreement between the Company and J.C. Flowers II L.P., as amended, filed on June 13, 2008 as Exhibit 10.48 to the Company’s Annual Report on Form 10-K, incorporated herein by reference. A description of the material provisions of the Investment Agreement is set forth in the Company’s Current Report on Form 8-K filed on May 23, 2008, and is also incorporated herein by reference.

6) Amendment No. 1 to the Investment Agreement between the Company and J.C. Flowers II L.P., as amended, filed on June 13, 2008 as Exhibit 10.49 to the Company’s Annual Report on Form 10-K, incorporated herein by reference.

7) Indenture by and between the Company and Deutsche Bank Trust Company Americas, as trustee, filed on June 26, 2008 as Exhibit 4.1 to the Company’s Current Report on Form 8-K, incorporated herein by reference. A description of the material provisions of the Indenture is set forth in the Company’s Current Report on Form 8-K filed on June 26, 2008, and is also incorporated herein by reference.

8) Replacement Capital Covenant, filed on July 18, 2008 as Exhibit 1.1 to the Company’s Current Report on Form 8-K, incorporated herein by reference. A description of the material provisions of the Replacement Capital Covenant is set forth in the Company’s Current Report on Form 8-K filed on July 18, 2008, and is also incorporated herein by reference.

9) Amended and Restated MF Global 2007 Long Term Incentive Plan, filed on February 11, 2009 as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, incorporated herein by reference.

10) Form of Share Option Award Agreement (Employee Version), filed on November 13, 2007 as Exhibit 10.24 to the Company’s Quarterly Report on Form 10-Q, incorporated herein by reference.

11) Form of Share Option Award Agreement (Selected Executives Version), filed on November 13, 2007 as Exhibit 10.25 to the Company’s Quarterly Report on Form 10-Q, incorporated herein by reference.

12) Form of Restricted Share Unit Award Agreement (Employee Version), filed on November 13, 2007 as Exhibit 10.26 to the Company’s Quarterly Report on Form 10-Q, incorporated herein by reference.

13) Form of Restricted Share Unit Award Agreement (Selected Executives Version), filed on November 13, 2007 as Exhibit 10.27 to the Company’s Quarterly Report on Form 10-Q, incorporated herein by reference.

14) Form of Share Option Award Agreement (Employee Version), filed on August 7, 2009 as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, incorporated herein by reference.

15) Form of Restricted Share Unit Award Agreement (Cliff Vesting), filed on August 7, 2009 as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, incorporated herein by reference.

16) Form of Restricted Share Unit Award Agreement (Ratable Vesting), filed on August 7, 2009 as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, incorporated herein by reference.

17) MF Global Ltd. Employee Stock Purchase Plan, filed on November 13, 2007 as Exhibit 10.28 to the Company’s Quarterly Report on Form 10-Q, incorporated herein by reference.

18) MF Global Ltd. Approved Savings-Related Share Option Plan, filed on November 13, 2007 as Exhibit 10.29 to the Company’s Quarterly Report on Form 10-Q, incorporated herein by reference.

19) Form of Non-Executive Chairman Restricted Share Award Agreement, filed on July 6, 2007 as Exhibit 10.33 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended, incorporated herein by reference.

20) Form of Non-Employee Director Restricted Share Award Agreement, filed on July 6, 2007 as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended, incorporated herein by reference.

21) Transition Agreement between MF Global Ltd. and Kevin R. Davis, filed on October 29, 2008 as Exhibit 99.1 to the Company’s Current Report on Form 8-K, incorporated herein by reference.

22) Transition Agreement between MF Global Ltd. and Christopher Smith, filed on September 11, 2008 as Exhibit 99.1 to the Company’s Current Report on Form 8-K, incorporated herein by reference.

23) Transition Agreement between MF Global Ltd. and Amy Butte, filed on January 4, 2008 as Exhibit 99.1 to the Company’s Current Report on Form 8-K, incorporated herein by reference.

24) Form of Executive Officer Employment Agreement with MF Global Ltd., filed on July 6, 2007 as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended, incorporated herein by reference.

25) Employment Agreement, dated July 22, 2008, between MF Global Ltd. and Michael Roseman, filed on November 18, 2008 as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, incorporated herein by reference.

26) Employment Agreement, dated as of April 2, 2009, between MF Global Ltd. and Bernard W. Dan, filed on April 3, 2009 as Exhibit 10.1 of the Company’s Current Report on Form 8-K, incorporated herein by reference.

27) Employment Agreement, dated as of May 15, 2009, between MF Global Ltd. and Laurie R. Ferber, filed on August 7, 2009 as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, incorporated herein by reference.

28) Terms Schedule to Employment Agreement of Thomas M. Harte with MF Global Ltd., dated May 29, 2007, between Man Group plc and Thomas M. Harte, filed on July 6, 2007 as Exhibit 10.21 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended, incorporated herein by reference.

29) Letter from MF Global to Alison J. Carnwath, dated July 5, 2007, filed on July 6, 2007 as Exhibit 10.35 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended, incorporated herein by reference.

30) Amended and Restated Employment Agreement between MF Global Ltd. and J. Randy MacDonald, dated September 28, 2009, filed on October 5, 2009 as Exhibit 10.1 to the Company’s Current Report on Form 8-K, incorporated herein by reference.

31) Amended and Restated Employment Agreement between MF Global Ltd. and Laurence O’Connell, dated September 28, 2009 filed on October 5, 2009 as Exhibit 10.2 to the Company’s Current Report on Form 8-K, incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange in the section entitled “Purposes of the Offer and Reasons for the Structure of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange in the sections entitled “Purposes of the Offer and Reasons for the Structure of the Offer” and “Acceptance of Share Options for Exchange; Grant of Restricted Share Units” are incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Purposes of the Offer and Reasons for Structure of the Offer” is incorporated herein by reference. To best support our business and growth strategies, and more specifically, our focus on diversifying our business within financial services, we are in the process of evaluating whether to move our corporate domicile from Bermuda to the United States. If we were to complete this move, our parent company would be organized under the corporate laws of Delaware and we would file new organizational documents. We are considering this move as a way of improving our position in light of, and increasing our flexibility to respond to, our current and anticipated competitive and regulatory landscape. In connection with this evaluation, and to maintain flexibility, we have sought and obtained an amendment to our five-year revolving credit facility that allows (but does not require) us to move our corporate domicile from Bermuda to Delaware by means of a continuance, creating a new holding company or similar corporate transaction. Because we are evaluating whether to move our corporate domicile, and because we have not made any final decision with respect to how we would change our corporate domicile, the timing, process and impact of such a move to our company are uncertain at this time. Further, because of the foregoing, our plans with respect to such a move could change.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange in the section entitled “Source and Amount of Consideration; Terms of Restricted Share Units” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange in the section entitled “Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 9.	Persons/Assets, Retains, Employed Compensated or Used.

(a) Solicitations or Recommendations. Not applicable

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in Schedule B to the Offer to Exchange and the sections of the Offer to Exchange entitled “Information Concerning MF Global; Financial Information” and “Additional Information; Documents Incorporated by Reference” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and Current Report on Form 8-K filed August 7, 2009, are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange in the sections entitled “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Share Options for Restricted Share Units, dated October 7, 2009.

(a)(1)(ii)	Form of e-mail announcing the offer and directing eligible employees to the Share Option Exchange Program election site, dated October 7, 2009.

(a)(1)(iii)	Form of paper election/withdrawal form mailed to employees who cannot access the Share Option Exchange Program election site.

(a)(1)(iv)	Form of restricted share unit award agreement to be used in conjunction with the offer.

(a)(1)(v)	Form of confirmation of receipt mailed to employees submitting paper election forms.

(a)(1)(vi)	Screen shots of Share Option Exchange Program election site.

(a)(1)(vii)	Summary of Share Option Exchange Program included on the Share Option Exchange Program election site.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, (incorporated by reference as Exhibit 4.3 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(2)	Amendment No. 1 to the Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A. (incorporated by reference as Exhibit 4.5 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).

(d)(3)	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd., filed on May 31, 2007 as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended (incorporated by reference as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, filed on May 31, 2007).

(d)(4)	Form of Registration Rights Agreement by and between the Company and J.C. Flowers II L.P. (incorporated by reference as Exhibit 4.6 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).

(d)(5)	Investment Agreement between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.48 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).

(d)(6)	Amendment No. 1 to the Investment Agreement between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.49 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).

(d)(7)	Indenture by and between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference, as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2008)

Exhibit Number	Description
(d)(8)	Replacement Capital Covenant (incorporated by reference as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on July 18, 2008).

(d)(9)	Amended and Restated MF Global 2007 Long Term Incentive Plan (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on February 11, 2009).

(d)(10)	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.24 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).

(d)(11)	Form of Share Option Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.25 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).

(d)(12)	Form of Restricted Share Unit Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.26 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).

(d)(13)	Form of Restricted Share Unit Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.27 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).

(d)(14)	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).

(d)(15)	Form of Restricted Share Unit Award Agreement (Cliff Vesting) (incorporated by reference as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).

(d)(16)	Form of Restricted Share Unit Award Agreement (Ratable Vesting) (incorporated by reference as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).

(d)(17)	MF Global Ltd. Employee Stock Purchase Plan (incorporated by reference as Exhibit 10.28 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).

(d)(18)	MF Global Ltd. Approved Savings-Related Share Option Plan (incorporated by reference as Exhibit 10.29 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).

(d)(19)	Form of Non-Executive Chairman Restricted Share Award Agreement (incorporated by reference as Exhibit 10.33 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(20)	Form of Non-Employee Director Restricted Share Award Agreement (incorporated by reference as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(21)	Transition Agreement between MF Global Ltd. and Kevin R. Davis (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 29, 2008).

(d)(22)	Transition Agreement between MF Global Ltd. and Christopher Smith (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 11, 2008).

(d)(23)	Transition Agreement between MF Global Ltd. and Amy Butte (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 4, 2008).

Exhibit Number	Description
(d)(24)	Form of Executive Officer Employment Agreement with MF Global Ltd. (incorporated by reference as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(25)	Employment Agreement, dated July 22, 2008, between MF Global Ltd. and Michael Roseman (incorporated by reference as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2008).

(d)(26)	Employment Agreement, dated as of April 2, 2009, between MF Global Ltd. and Bernard W. Dan (incorporated by reference as Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on April 3, 2009).

(d)(27)	Employment Agreement, dated as of May 15, 2009, between MF Global Ltd. and Laurie R. Ferber (incorporated by reference as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).

(d)(28)	Terms Schedule to Employment Agreement of Thomas M. Harte with MF Global Ltd., dated May 29, 2007, between Man Group plc and Thomas M. Harte (incorporated by reference as Exhibit 10.21 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(29)	Letter from MF Global to Alison J. Carnwath, dated July 5, 2007 (incorporated by reference as Exhibit 10.35 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(30)	Amended and Restated Employment Agreement between MF Global Ltd. and J. Randy MacDonald, dated September 28, 2009 (incorporated by reference as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 5, 2009).

(d)(31)	Amended and Restated Employment Agreement between MF Global Ltd. and Laurence O’Connell, dated September 28, 2009 (incorporated by reference as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on October 5, 2009).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2009	MF Global Ltd.

	By:	/s/ J. RANDY MACDONALD
	Name:	J. Randy MacDonald
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibits filed as part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Share Options for Restricted Share Units, dated October 7, 2009.

(a)(1)(ii)	Form of e-mail announcing the offer and directing eligible employees to the Share Option Exchange Program election site, dated October 7, 2009.

(a)(1)(iii)	Form of paper election/withdrawal form mailed to employees who cannot access the Share Option Exchange Program election site.

(a)(1)(iv)	Form of restricted share unit award agreement to be used in conjunction with the offer.

(a)(1)(v)	Form of confirmation of receipt mailed to employees submitting paper election forms.

(a)(1)(vi)	Screen shots of Share Option Exchange Program election site.

(a)(1)(vii)	Summary of Share Option Exchange Program included on the Share Option Exchange Program election site.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, (incorporated by reference as Exhibit 4.3 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(2)	Amendment No. 1 to the Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A. (incorporated by reference as Exhibit 4.5 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).

(d)(3)	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd., filed on May 31, 2007 as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended (incorporated by reference as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, filed on May 31, 2007).

(d)(4)	Form of Registration Rights Agreement by and between the Company and J.C. Flowers II L.P. (incorporated by reference as Exhibit 4.6 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).

(d)(5)	Investment Agreement between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.48 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).

(d)(6)	Amendment No. 1 to the Investment Agreement between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.49 to the Company’s Annual Report on Form 10-K, filed on June 13, 2008).

(d)(7)	Indenture by and between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference, as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2008)

Exhibit Number	Description
(d)(8)	Replacement Capital Covenant (incorporated by reference as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on July 18, 2008).

(d)(9)	Amended and Restated MF Global 2007 Long Term Incentive Plan (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on February 11, 2009).

(d)(10)	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.24 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).

(d)(11)	Form of Share Option Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.25 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).

(d)(12)	Form of Restricted Share Unit Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.26 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).

(d)(13)	Form of Restricted Share Unit Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.27 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).

(d)(14)	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).

(d)(15)	Form of Restricted Share Unit Award Agreement (Cliff Vesting) (incorporated by reference as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).

(d)(16)	Form of Restricted Share Unit Award Agreement (Ratable Vesting) (incorporated by reference as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).

(d)(17)	MF Global Ltd. Employee Stock Purchase Plan (incorporated by reference as Exhibit 10.28 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).

(d)(18)	MF Global Ltd. Approved Savings-Related Share Option Plan (incorporated by reference as Exhibit 10.29 to the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2007).

(d)(19)	Form of Non-Executive Chairman Restricted Share Award Agreement (incorporated by reference as Exhibit 10.33 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(20)	Form of Non-Employee Director Restricted Share Award Agreement (incorporated by reference as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(21)	Transition Agreement between MF Global Ltd. and Kevin R. Davis (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 29, 2008).

(d)(22)	Transition Agreement between MF Global Ltd. and Christopher Smith (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 11, 2008).

(d)(23)	Transition Agreement between MF Global Ltd. and Amy Butte (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 4, 2008).

Exhibit Number	Description
(d)(24)	Form of Executive Officer Employment Agreement with MF Global Ltd. (incorporated by reference as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(25)	Employment Agreement, dated July 22, 2008, between MF Global Ltd. and Michael Roseman (incorporated by reference as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2008).

(d)(26)	Employment Agreement, dated as of April 2, 2009, between MF Global Ltd. and Bernard W. Dan (incorporated by reference as Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on April 3, 2009).

(d)(27)	Employment Agreement, dated as of May 15, 2009, between MF Global Ltd. and Laurie R. Ferber (incorporated by reference as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed on August 7, 2009).

(d)(28)	Terms Schedule to Employment Agreement of Thomas M. Harte with MF Global Ltd., dated May 29, 2007, between Man Group plc and Thomas M. Harte (incorporated by reference as Exhibit 10.21 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(29)	Letter from MF Global to Alison J. Carnwath, dated July 5, 2007 (incorporated by reference as Exhibit 10.35 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(30)	Amended and Restated Employment Agreement between MF Global Ltd. and J. Randy MacDonald, dated September 28, 2009 (incorporated by reference as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 5, 2009).

(d)(31)	Amended and Restated Employment Agreement between MF Global Ltd. and Laurence O’Connell, dated September 28, 2009 (incorporated by reference as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on October 5, 2009).

(g)	Not applicable.

(h)	Not applicable.